

# AMSTEEL CORPORATION BERHAD (20667-M)

A Member of The Lion Group





06011309

9 February 2006

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs

Re : Exemption No. 82-3318
Issuer : Amsteel Corporation Berhad

We enclose herewith a copy of the General Announcement dated 8 February 2006, Re: Extraordinary General Meeting for filing pursuant to exemption No. 82-3318 granted to Amsteel Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned for any query.

SUPPL

Yours faithfully
AMSTEEL CORPORATION BERHAD

WONG PHOOI LIN
Secretary

MAR 02 2006

c.c. Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286



Form Version 2.0

## General Announcement

Ownership transfer to **AMSTEEL** on **08/02/2006 05:14:31 PM**
Reference No **AA-060208-2BFE0**

| | | |
|---|---|---|
| Submitting Merchant Bank (if applicable) | : | |
| Submitting Secretarial Firm Name (if applicable) | : | |
| * Company name | : | **AMSTEEL CORPORATION BERHAD** |
| * Stock name | : | **AMSTEEL** |
| * Stock code | : | **2712** |
| * Contact person | : | **CHAN POH LAN** |
| * Designation | : | **SECRETARY** |

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
**EXTRAORDINARY GENERAL MEETING**

* **Contents :-**

We are pleased to announce that at the Extraordinary General Meeting of Amsteel Corporation Berhad held on 8 February 2006, the shareholders of the Company have approved the following Ordinary Resolutions:-

**ORDINARY RESOLUTION 1**
**PROPOSED EXECUTIVE SHARE OPTION SCHEME**

THAT subject to the approval-in-principle of Bursa Malaysia Securities Berhad for the listing of and quotation for the new ordinary shares to be issued hereunder and the approvals of any other relevant authorities (if required), the Directors be and are hereby authorised:-

(a) To establish and administer for the benefit of eligible executives including Executive Directors of the Company and its subsidiaries which are not dormant ("Eligible Executives"), an executive share option scheme to be identified as the "Amsteel Corporation Berhad Executive Share Option Scheme" ("ESOS") under which offers of options shall be granted in accordance with the provisions of the ESOS Bylaws (as contained in Appendix I of the Circular dated 20 January 2006) ("Bylaws") for the subscription of new ordinary shares of RM1.00 each ("Shares") in the capital of the Company and to give effect to the ESOS with full power to assent to any conditions, variations, modifications and/or amendments as may be required or approved by the relevant authorities;

(b) To allot and issue from time to time during the duration of the ESOS such number of new Shares to Eligible Executives up to fifteen per centum (15%) of the issued and paid-up share capital of the Company at any one time as may be required to be issued pursuant to the exercise of the options and that such new Shares shall, upon allotment and issue, rank *pari passu* in all respects with the existing Shares in the Company in accordance with the provisions of the Bylaws except that the new Shares will not be entitled to any dividends, rights, allotments and/or any other distributions, the entitlement date of which is prior to the date on which the new Shares are

AMSTEEL CORPORATION BERHAD (20667-M)

credited into the grantee's individual/nominee securities account maintained with Bursa Malaysia Depository Sdn Bhd; and

(c) To modify and/or amend the terms and conditions of the ESOS from time to time and/or extend the duration of the ESOS, provided that such modifications, amendments and/or extensions are effected in accordance with the provisions of the Bylaws, and to do all such acts, enter into all such transactions, arrangements, agreements or undertakings, make such rules or regulations, impose such terms and conditions, or delegate such part of their powers as may be necessary or expedient in order to give full effect to the ESOS.

**ORDINARY RESOLUTION 2**
**PROPOSED GRANT OF OPTIONS TO JEN (B) TAN SRI DATO' ZAIN MAHMUD HASHIM**

THAT contingent upon the passing of Ordinary Resolution 1 above, authority be and is hereby given to the Company specifically to offer and grant to Jen (B) Tan Sri Dato' Zain Mahmud Hashim, an Executive Director of a subsidiary of the Company, options to subscribe for up to 400,000 new Shares in the capital of the Company, subject always to such terms and conditions and/or any adjustment which may be made in accordance with the provisions of the Bylaws.

**Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:**

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AMSTEEL CORPORATION BERHAD (20667-M)

Secretary

8 FEB 2006